GUARDI & ASSOCIATES
ATTORNEYS AND COUNSELORS AT LAW
BUSINESS, CORPORATE AND SECURITIES LAW
WWW. SECLAWYER.ORG
NOEL EDMUND GUARDI, ESQ.
DIRECT DIAL: 303-969-8886
SECLAWYER@IONSKY.NET
September 24, 2008
 Ms. Lisa Haynes
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Via fax to 202-772-9368

Re:                 Juniper Group, Inc.
         Form 10-KSB/A for the year ended December 31, 2007

Dear Ms. Haynes:

         We are counsel for Juniper Group, Inc. (the “Company”) in connection with the above-captioned matter.  We have the following additional responses to your comment letter dated July 21, 2008.

         Management of the Company reassessed its evaluation of its disclosure controls and procedures in light of their ineffectiveness to assure compliance with Item 308T of
Regulation S-B and formulated and implemented a plan of remediation.  Management also performed an assessment of its internal control over financial reporting and completed its report thereon.

         Accordingly, the Company proposes to promptly amend the report as set forth in the attachment hereto once you have indicated that there are no further comments.  These amendments include a new item 9A that we believe addresses the comments regarding management’s report on internal control over financial reporting and an explanatory note to be added to page 2 to call attention to the amendment.

 We understand that the comment relating to Item 601(b) (3) of Regulation S-B regarding principal executive officer and principal financial officer certifications will be resolved through proposed amended certifications in the form previously submitted.

         We also confirm our conversation yesterday regarding the desirability of
 99 ROCKY RIDGE RD., P.O. BOX 381, PINECLIFFE, COLORADO 80471

Ms. Lisa Haynes
United States Securities and Exchange Commission
September 24, 2008

amending the Company’s Forms 10-QSB for March 31, 2008 and June 30, 2008 to
conform Item 4T of these reports to the amendments in Item 9A of the Form 10-
KSB/A.  The Company intends to file these amended reports as soon as practicable and not later than November 15, 2008.

 The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings, that staff comments or changes to disclosure in response to staff comments in filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

         Please call me with your questions and comments. Thank you in advance for your cooperation and assistance in this matter.

                                                                   Very truly yours,

                                                                   GUARDI & ASSOCIATES

                                                                   Noel Guardi

cc: Mr. Vlado P. Hreljanovic
         President, Chief Executive Officer and Chief Financial Officer
          Juniper Group, Inc.
                         Via email only to vph@junipergroup.com
 Mr. David Svoboda
         Morgenstern, Svoboda & Baer, CPA’s, P.C.
                         Via email only to anotonsv@aol.com